UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

SEPTEMBER 30, 2005

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2005

1.	NATURE OF BUSINESS AND CONTINUED OPERATIONS

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada, and, together with its subsidiaries, is engaged in the acquisition, exploration and development of mineral properties located in South America.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties and deferred costs are dependent upon the existence of economically recoverable reserves and the ability of the Company to obtain necessary financing to fund its operations and to complete the development of such reserves.

These financial statements been prepared in accordance with the same accounting policies, and methods of their application, as the Company’s consolidated financial statements for the year ended December 31, 2004, without the note disclosures required for audited financial statements. These financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto.

2.	MINERAL PROPERTIES
	Acquisition Costs	Deferred Exploration Costs	September 30, 2005 Total	December 31, 2004 Total
La Cabeza Project	$2,906,752	$3,879,949	$6,786,701	$2,359,983
CVSA Properties	128,572	1,939,973	2,068,545	1,103,580
Other	263,648	115,479	379,127	348,777
	$3,298,972	$5,935,401	$9,234,373	$3,812,340

IVA Tax

Included in deferred exploration costs is IVA tax in the amount of $216,977 paid in Argentina. The tax may be recoverable under current legislation and the Company will apply for a recovery thereof when eligible. Any IVA tax recovered in the future will be offset against deferred exploration costs for the relevant project.

3.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

The authorized share capital of the Company is 100,000,000 shares without par value. The Company has issued shares of its capital stock as follows:

	September 30, 2005			December 31, 2004
	Number of Shares	Amount	Contributed Surplus	Number of Shares	Amount	Contributed Surplus
Balance, beginning of period/year	15,356,387	$14,078,259	$ 378,003	8,512,837	$ 8,351,774	$ 91,127
Issued during the period/year for:
Acquisition of subsidiary	2,500,000	2,500,000	-	-	-	-
Cash	2,473,042	2,567,142	-	3,949,770	3,184,057	-
Share subscription advances	-	-	-	2,876,980	2,876,980	-
Share subscription receivable	-	-	-	16,800	22,680	-
Contributed surplus allocated	-	51,517	(51,517)	-	10,366	(10,366)
Share Issue Costs	-	(158,134)	-	-	(367,598)	-
Stock Based Compensation	-	-	726,993	-	-	297,242
Balance, end of period/year	20,329,429	$19,038,784	$ 1,053,479	15,356,387	$14,078,259	$ 378,003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2005

Shares Issued

During the three months ended September 30, 2005:

a)	the Company issued 34,250 shares pursuant to the exercise of options at a price of $.90 per share, for a total consideration of $30,825; and
b)	the Company issued 2,500,000 shares for the acquisition of the remaining 50% interest in Cognito Limited, now a wholly owned subsidiary, at a deemed price of $1.00 per share.

Stock Option Plan:

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares issuable pursuant to options granted under the plan may not exceed 4,059,035. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by policy of TSX Venture Exchange), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of options granted under the Plan as of September 30, 2005 and December 31, 2004, and changes during the period/year then ended, is as follows:

	September 30, 2005		December 31, 2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, Beginning of period/year	2,714,750	$ 0.93	816,750	$ 0.43
Forfeited/cancelled	(405,625)	1.06	(80,000)	1.08
Granted	1,460,000	1.15	2,013,000	1.12
Exercised	(205,375)	0.79	(35,000)	0.41
Options outstanding, End of period/year	3,563,750	$ 0.94	2,714,750	$ 0.93

At September 30, 2005, the Company had outstanding stock options to acquire 3,563,750 shares as follows:

Number of Shares Under Option	Exercise Price	Expiry Date
100,000	$1.200	May 1, 2006
75,000	$1.000	October 8, 2006
100,000	$1.300	December 30, 2006
167,000	$0.220	March 20, 2008
385,000	$0.405	August 15, 2008
1,163,000	$1.080	January 21, 2009
10,000	$1.410	April 7, 2009
3,750	$0.850	June 21, 2009
100,000	$1.000	October 8, 2009
325,000	$1.200	March 22, 2010
300,000	$1.200	April 5, 2010
435,000	$1.120	July 7, 2010
400,000	$1.100	August 19, 2010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2005

Stock-based Compensation

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. The fair values of options vested during the three months ended September 30, 2005 were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	46.22%
Risk-free interest rate	3.11%
Expected life	2.50 years
Expected dividend yield	0%

Stock-based compensation recognized on the vesting of stock options in the quarter was $ 368,179 and was allocated to contributed surplus.

Warrants

At September 30, 2005, the Company had outstanding share purchase warrants exercisable to acquire 3,698,834 shares as follows:

Number	Exercise Price	Expiry Date
1,345,000	$0.75	October 30, 2005*
1,400,000	$1.35	October 22, 2006
953,834	$1.35	April 8, 2006

*Subsequent to September 30, 2005, the Company received proceeds of $1,008,750 on the exercise of all of these warrants.

4.	RELATED PARTY TRANSACTIONS

Related party transactions for the nine month period ended September 30, 2005 are as follows:

a)	Exploration and development fees totaling $123,750 (2004 - $72,650) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.
b)	Legal fees of $138,268 (2004 – $44,763) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.
c)	Exploration and development fees of $95,275 (2004 – $Nil) were paid or accrued to a corporation of which the Vice-President, Development is a consultant.
d)	Management fees of $48,000 (2004 – $36,000) and exploration and development fees of $24,000 (2004 - $3,000), were paid to a corporation controlled by the Chairman of the Company.
e)	Consulting fees of $57,500 (2004 – $Nil) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

Amounts due to related parties, in the amount of $130,986, include amounts due for legal fees, consulting fees and travel expenses and are paid as and when due.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2005

5.	SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

September 30, 2005	Canada	Argentina	Total

Cash and cash equivalents	$ 1,196,441	$ 178,173	$ 1,374,614
Other current assets	64,660	30,586	95,246
Property, plant and equipment	43,818	79,748	123,566
Mineral properties and deferred costs	-	9,234,373	9,234,373
	$ 1,304,919	$ 9,522,880	$ 10,827,799
Current Liabilities	(252,611)	(430,807)	(683,418)
	$ 1,052,307	$9,092,073	$ 10,144,381

December 31, 2004	Canada	Argentina	Total

Cash and cash equivalents	$ 2,370,947	$ 88,376	$ 2,458,873
Other current assets	47,782	11,187	59,059
Property, plant and equipment	61,283	77,720	139,003
Mineral properties and deferred costs	-	3,812,340	3,812,340
	$ 2,479,652	3,989,623	6,469,275
Current Liabilities	(197,447)	(24,907)	(222,354)
	$ 2,282,205	$ 3,964,716	$ 6,246,921
6.	SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Non-cash financing activities:
Issue of share capital for:
Mineral properties	$ 2,500,000	$ -	$ 2,500,000	$ -
Share subscription receivable	-	-	-	22,680
Share subscription advances	-	-	-	2,876,780
Contributed surplus allocated	-	-	-	10,366
Share issue costs	-	-	-	55,015
Share subscription advances	-	$ -	-	$ (2,876,780)
	$ 2,500,000	$ -	$ 2,500,000	$ 88,061
Non-cash investing activities:
Acquisition costs of mineral properties	$ 2,500,000	$ -	$ 2,500,000	$ -
	$ 2,500,000	$ -	$ 2,500,000	$ -
7.	COMMITMENTS

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Commitments are summarized in the tables below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2005

Payments Due by Period $ 000s
Cash Payments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office leases	$ 209	$ 37	$ 86	$ 86	Nil
Cognito-La Cabeza	$ 576	$ 42	$ 114	$ 120	$ 300
MRP Properties	$ 415	$ -	$ 45	$ 70	$ 300
Total	$1,200	$ 91	$ 159	$ 190	$ 600

Expenditures Due by Period $ 000s
Property Expenditures	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
CVSA	$3,300	$ 300	$1,200	$1,800	Nil
Rio Tinto	$ 60	Nil	$ 60	Nil	Nil
Total	$3,360	$ 300	$1,260	$1,800	Nil
8.	SUBSEQUENT EVENT

Subsequent to September 30, the Company received proceeds of $1,008,750 on the exercise of 1,345,000 warrants and issued 1,345,000 shares at a price of $0.75 per share.

INTERIM REPORT

THIRD QUARTER 2005

Conversions
Au	Gold
Ag	Silver
g/t	grams per tonne
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
km	kilometre
1 kilometre	0.62 miles
1 metre	3.28 feet

EXETER RESOURCE CORPORATION

Management Discussion and Analysis

Third Quarter Ended September 30, 2005

November 22, 2005

BUSINESS OVERVIEW

Exeter Resource Corporation (“the Company”) is a mineral exploration company engaged in the acquisition, exploration and development of resource properties in South America.

In Argentina, the Company owns outright, or has the right to acquire through option agreements, interests in a number of exploration properties. In Chile, the Company recently signed an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) to use Rio Tinto exploration data covering an 800 square kilometre area in Southern Chile; and, subsequent to September 30, 2005 signed an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (collectively “Anglo American”) covering seven gold projects in the prospective Maricunga gold district. One of the Company’s properties in Argentina contains indicated and inferred resources; but, at present, none contains defined economic reserves of recoverable minerals. The Company has no operating income. Should the Company successfully delineate, through its exploration efforts, commercially mineable reserves on any of its mineral properties, it may seek to develop the opportunity by bringing the property into commercial production itself, or through a contract mining arrangement, or by way of a joint venture.

The Company is incorporated under the laws of British Columbia and is listed on the TSX Venture Exchange, under the trading symbol “XRC”. The Company is also listed on the Frankfurt Stock Exchange under the trading symbol “EXB”. It is a reporting issuer in British Columbia and Alberta and has Form 20F registration in the United States.

Corporate operations of the Company are directed from Vancouver and Argentina by management and directors who have professional expertise and extensive industry experience.

Forward Looking Statements

This report contains forward looking statements and information. Such forward looking statements are based on the Company’s plans and expectations and involve known and unknown risks, uncertainties and factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statements.

REPORT ON OPERATIONS

Operations

Following its reorganization in 2002, the Company focused on reviewing and acquiring mineral properties and securing capital for the exploration of those properties. Subsequently, work has comprised detailed drilling and associated engineering studies at its La Cabeza Gold Project, and exploration drilling on Patagonia gold projects acquired through the Company’s alliance with Cerro Vanguardia S.A.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its principal and most advanced property, La Cabeza. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for Exeter. A summary of the Company’s mineral properties follows:

ARGENTINA

SUMMARY OF PROJECTS
Vendor/Options	Rights acquired	Major properties	Land Area (sq km)	Paid to Date	Future cash commitments
Cognito Limited (“Cognito”)	Option for 100%	La Cabeza - 7 concessions	100	4,100,000 shares plus US $25,000and US $45,000	- cash payments totaling US $480,000 to Dec15, 2014 - 3.5% NSR
Estelar Resources Limited (“Estelar”)	Option for 100%	Rosarita, Quispe, Llanos Ricos/ El Salado and Dolores - 21 concessions	385	1,000,000 shares	- 2% NSR
Minera Río de la Plata (“MRP”)	Option for 100%	Agua Nueva Rosarita South La Ramada - 45 concessions	312	$25,000	- cash payments totaling $415,000 - 2% NSR
Cerro Vanguardia Sociedad Anónima (“CVSA”)	Option for 100%	Cerro Moro Santa Cruz Chubut Río Negro - 25 concessions	1,047	$US100,000	- exploration expenditures totaling US$3,000,000 to Dec 30, 2009 - 2% NSR

In 2004, the Company expanded its exploration team, based in Mendoza City in central western Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the La Cabeza project, moved to the evaluation stage. Exploration of the CVSA property portfolio led to the drilling of the Cerro Moro and Cerro Puntudo projects. Efforts to identify additional exploration opportunities continued.

PRINCIPAL PROJECTS

The following is a discussion of the material projects of the Company.

La Cabeza

Acquisition terms

In March 2003, the Company announced that it had acquired the option to a 50% equity interest in Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the La Cabeza gold project in Argentina, in consideration of the issuance of 800,000 common shares to the principals of Rowen Company Limited (“Rowen”), the beneficial owners of Cognito.

The Company announced in July 2003 that it had acquired an option on the remaining 50% of the shares of Cognito in consideration of the further payment to the principals of Rowen of $25,000 cash and the issuance of an additional 800,000 common shares of the Company. As a principal of Rowen, Bryce Roxburgh, the President and CEO and a director of the Company, received a total of 800,000 common shares of the Company. Mr. Roxburgh does not vote as a director on matters concerning La Cabeza, where his interest in Rowen represents a potential conflict of interest.

To exercise the options to acquire 100% of Cognito, the Company was required to incur a total of US$3.0 million in exploration and development expenditures at La Cabeza by March 2007, of which a minimum of US$1.5 million was required to be spent by March 2006. In addition, on the earlier of completion of these expenditures or completion of a bankable feasibility study, the Company was required, as further consideration to the principals of Rowen, to pay CAN $2.5 million cash, or, at the Company’s option, to issue 2.5 million common shares of the Company. The Company has incurred the required expenditures at La Cabeza and exercised its option to acquire all of the shares of Cognito and issued 2.5 million common shares to Rowen.

To earn its interest in the La Cabeza property (subject to a 3.5% net smelter royalty (“NSR”) in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totalling US$45,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR for US$1,000,000.

Property Description

La Cabeza is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 266 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with MRP, described below. Geologically, La Cabeza is categorized as a partially-explored, low-sulphidation, epithermal gold system. It is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), who spent US$3.34 million on exploration to outline ore-grade gold mineralisation within epithermal quartz veins and breccias, in hydrothermally–altered, Permo-Triassic felsic volcanic rocks. Preliminary metallurgical testwork results indicated +90% gold recovery for oxidized and sulphide bearing material by conventional leaching methods. Drilling included 16,000 metres of diamond and reverse circulation testing.

Exploration partially delineated multiple zones of gold mineralisation within a 2 x 2 km area and led to resource calculations and an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” (“QP”) as described in the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “Inferred Resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. The stated inferred resource at a 0.5 g/t cut-off grade was 12 million tonnes at 1.8 g/t gold for 718,000 ounces of gold, and at a 1.0 g/t cut-off grade, was 6.8 million tonnes at 2.8 g/t gold for 628,000 ounces of gold.

Mr. Verzosa recommended exploration in two stages to examine the potential for open pit mining of the known mineralisation at La Cabeza. Stage 1, estimated to cost US$150,000, comprised limited additional drilling to confirm geology, followed by metallurgical testing. Stage 2, estimated to cost US$1.25 million, comprised infill drilling to establish indicated resources to a pre-feasibility level of confidence. Metallurgical, engineering and environmental studies were also recommended. Mr. Verzosa’s report can be viewed at www.sedar.com.

Robert Harley, Exeter’s Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Matthew Williams, Exeter’s Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed, subsequent to the end of the current quarter, on July 27, 2005 and can be viewed on the Company’s website at www.exeterresource.com or on SEDAR at www.sedar.com.

Option to Purchase Surface Rights

The Company has signed an option to purchase the surface rights overlying the proposed La Cabeza development site. The option includes the right to purchase the 8,000 hectare property for US$67,000, payable over three years, and the building of two new houses for the landowner. The initial payment was made in November, 2004. The landowner has the right to continue grazing on the property outside a defined mining area, and a further right to purchase the property from Exeter at a nominal cost upon the completion of mining.

Exploration

In November 2003, the Company retained Sandercock and Associates Pty. Ltd. (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. The Company is now conducting an internal engineering and development study so that management and the board may determine parameters and timing for a full feasibility study. Work on the development study continued during the quarter ended September 30, 2005.

Dr. Tim Coughlin, a structural and epithermal specialist geologist, visited the project in September 2005. A report is awaited.

Drilling and Channel Sampling

The Company commenced a resource expansion drilling and channel sampling program on July 6, 2005 and this program continued throughout the quarter, during which 59 holes were drilled totalling 4,620 metres. The program employs three drill rigs as follows:

(i) a BB-37 mobile diamond rig, capable of drilling in confined/difficult access locations with limited surface disturbance;

(ii) a mobile reverse circulation/rotary airblast (“RAB”) rig imported from Australia, which will systematically test targets below extensive sand cover, including targets delineated by the structural study; and

(iii) a UDR 650 multipurpose reverse circulation percussion-diamond drill rig for testing targets generated by reconnaissance rock chip and channel sampling and the RAB program.

Diamond drilling during the quarter included 17 holes for a total of 1,174 metres, and reverse circulation percussion drilling comprising 42 holes for a total of 3,446 metres. Drilling concentrated on the Cuello East, Cuello West and Cuello veins early in the quarter, and later moved to Ojo, Luna, Mercedes, Luna West, Labio East and Mandibula prospects. During the quarter, only preliminary assay results were received and the only results released were those announcing the discovery of multiple gold bearing veins at Cuello West. The discovery hole, LCP-169, intersected three mineralized zones: 3 metres at a grade of 7.8 g/t gold from 34 metres, 3 metres at a grade of 2.0 g/t gold from 52 metres, and 6 metres at a grade of 15.5 g/t gold from 67 metres. Assay results were calculated using a 0.5 g/t gold cut-off grade.

The Cuello West veins are located 75 to 125 metres west of the main Cuello vein and are sand covered. The vein system has a minimum length of 150 metres based on current and previous drilling intercepts. It is open to the north, south and at depth. Additional reverse circulation percussion drilling is to be conducted next quarter.

The Cuello West veins have the potential to increase the gold resource and enhance project economics as the mineralization would fall within preliminary designs for a Cuello open pit.

Eighteen RAB drill holes for 295 metres were completed before quarter end. All results are awaited.

Channel Sampling was conducted on the Mercedes and Mandibula prospects. Results are awaited.

Regional Exploration

A regional stream sediment sampling program continued through the early part of the quarter, but was curtailed when drilling commenced. 82 samples were collected outside the main La Cabeza known mineralized area. An anomalous sample was found to the south, which required future follow-up to discern the source.

Development Studies

Pit Optimisation

Open pit design and pit optimization was contracted to AMDAD. This study followed completion of the resource estimates and preliminary mine scheduling. The open pit design and metallurgical studies, contracted to Ausenco Limited, Brisbane, provided the main engineering inputs to the plant design study. This study was completed in September, 2005, and will be used internally for determining timing for progress to full feasibility study.

Geotechnical

Vector Engineering (Chile) completed preliminary geotechnical studies, including field examinations and the assessment of all Exeter data from drill core logging. Results of the study were used to determine the optimum pit slopes for the AMDAD open pit design program.

Mining Assessment

Preliminary mining cost estimates were provided by a South American mining contractor for open pit design, pit optimisation and production scheduling.

Metallurgy

Quartered HQ drill core samples and minus 12 mm size reject material retained from drilling were selected for metallurgical test work being completed by AMMTEC Laboratories, Sydney. A comprehensive testing program on a bulk composite sample, from within each of the mineralised zones and approximately 20 individual mineralised drill intercepts, is complete. The program was split equally between comminution characterization test work and gold-silver extraction test work. The extraction test work has also provided the necessary data for tailings and waste water characterization.

Overall, the data appear to fall in line with predicted metal recovery estimates for the relatively hard ore types, typical of the La Cabeza deposit. Data are being interpreted by our Vice President Development, Jerry Perkins, prior to release.

Infrastructure

The development site has been fully surveyed and the digital data adapted for infrastructure investigations. Argentina’s San Juan University hydrology group is responsible for site work at La Cabeza to locate process and potable water sources, and to determine the de-watering requirement of the planned open pits. Other infrastructure investigations, to date, have included cost estimates for mine access, communications, on-site power generation, workforce availability and training, and site accommodation.

Environmental and Community

Baseline environmental monitoring continued during the quarter. Cultural, social and economic impacts are being investigated by an independent group from within Mendoza University, who will also prepare the Environmental Impact Statement and community development plan.

Waste and mineralised samples were collected for sulphur analysis for preliminary acid rock drainage estimation. Waste and mineralisation bulk density determinations have been conducted on representative core samples by the Institute of Materials and Soils at San Juan University.

Development Report

A development report by Heath Sandercock compiling the information obtained from the above studies, and recommending optimum feasibility and development scenarios for consideration by the Company's Board of Directors is scheduled for completion in December, 2005.

Cerro Vanguardia S.A. Properties

Acquisition terms

In January 2004, the Company announced that it had secured an option from Cerro Vanguardia S.A. (“CVSA”) to acquire all of CVSA’s exploration projects, except those surrounding its Cerro Vanguardia gold mine in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter can earn a 100% interest in the CVSA properties by spending US$3 million within five years and completing 10,000 metres of drilling on any of the four major projects. CVSA has the right to back into a 60% interest, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to

70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

By March 2004, Exeter had completed a due diligence study on the CVSA properties and confirmed the legal status and technical merit of the properties. With the completion of its due diligence Exeter paid CVSA a signature fee of US$75,000, followed by a final US$25,000 in September 2004. The agreement does not require the Company to make any other payment to CVSA.

Property Description

The CVSA properties are grouped into four projects, listed below, of which Cerro Moro was the most advanced at the time of acquisition.

Cerro Moro	13 properties	153 sq km
Other Santa Cruz properties	5 properties	208 sq km
Chubut properties	14 properties	335 sq km
Rio Negro properties	7 properties	351 sq km

Most of the CVSA properties were acquired over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were located by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The level of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralisation was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and follow-up drilling at Cerro Puntudo in May, 2005.

Following our exploration program of 2004, a number of the properties were reverted to CVSA in January 2005. A total of 25 properties in 10 projects remain under the agreement, as of the end June 30, 2005.

Cerro Puntudo Project

The 235 square kilometre, Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine, in Santa Province. The known mineralisation is considered to be epithermal and within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarisation geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones.

Exeter has conducted a follow-up reverse circulation percussion program, comprising a total of 21 reverse circulation percussion drill holes, with hole depths varying from 36 to 140 metres, for a total of 1,719 metres. Assay results included:

CRPC-48 intersected 13 metres averaging 2.4g/t gold from 64 metres at the Quebrada prospect, significant in that it demonstrates an increase of grade with depth, between holes CRPC-02 and CRPC-03.

CRPC-50 intersected 4 metres of 22.7g/t gold to the north of Quebrada prospect, significant in that it shows an increase of grade down dip from CRPC-06.

CRPC-52 intersected 3 metres of 1.4g/t gold from 32 metres at the Juan Pobre prospect, significant in that it represents a new zone of mineralisation between Quebrada and Rico prospects.

Dr Tim Coughlin, a specialist epithermal/structural geologist examined the project in September. His report and recommendations for further work are awaited.

Cerro Moro Project

The 157 square kilometre Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 km southwest of Puerto Deseado.

Exploration to date has defined 16 vein sets in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 2.5 kilometre area. Low-sulphidation style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness between 0.2 and 4.5 metres. Some veins have exceptional silver credits.

CVSA previously drilled 34 shallow diamond, and/or reverse circulation percussion, drill holes for total of 2,582 metres, distributed over 11 of 22 targets. Drill hole spacings were in the order of 250 metres. Average drill intersection depths were only 30 metres.

In 2004, Exeter completed 40 reverse circulation drill holes, for a total of 2,066 metres. The Company also conducted prospecting and sampling of new veins and an orientation induced polarisation (resistivity) survey.

An orientation ground magnetic survey was conducted in April 2005 and established that the method could identify the known veins at Cerro Moro. A comprehensive magnetic survey was then commenced on line spacing of 100 metres. This survey was completed in September and results will be processed next quarter. In addition, Dr. Coughlin examined the project, and his recommendations are awaited.

It is planned to tighten the line spacings over zones of interest so that targets will be better defined for drill testing. It is expected that this comprehensive survey will run first quarter, 2006. In the interim, the magnetometres have been returned to Canada for repair.

CHILE

Rio Tinto – Southern Chile

In March 2005, the Company signed a letter agreement by which Rio Tinto Mining & Exploration Limited (“Rio Tinto”) granted it the right to Rio Tinto’s exploration data covering epithermal gold opportunities identified by Rio Tinto, within an 800 square kilometre area in southern Chile. Rio Tinto previously had not pursued these opportunities, as its corporate focus is base metals and industrial minerals.

Until Exeter has spent US$50,000, all new exploration data generated by Exeter will be owned by Rio Tinto; thereafter, all project data (new and existing) will be jointly owned. Rio Tinto has the right to acquire a 60% interest in any project property acquired by Exeter, by paying Exeter an amount equal to three times its exploration expenditures to that point. If Rio Tinto does not elect to exercise this option, its interest will revert to a 1% net smelter return royalty on all production.

Base maps and satellite imagery were acquired during the second and third quarters, and an initial prospecting program following up Rio Tinto geochemical anomalies was conducted in April/May. Anomalous regional sediment geochemical results encouraged the Company to make application for a number of titles in the third quarter, 2005. Two title blocks were acquired; one to the north east of

Cochrane in the Furiosa area, and a second title, Tranquilo, to the south of Cochrane. Exploration including prospecting to locate the source of the geochemical anomalies will commence in October.

Maricunga

The Maricunga Agreement was signed with Anglo American subsequent to September 30, 2005.

The seven optioned properties have been held for a number of years by Anglo American and have a combined area of 3,063 hectares. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of a total of five of the seven projects back to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, and completed 15,500 metres of drilling, it will have earned a 100% interest in the two remaining projects. Anglo American will be entitled to a 3% net smelter return from production. The reversion of properties back to Anglo American is a mechanism to focus Exeter’s exploration on the most promising properties in the package.

SUMMARY OF PROJECTS
Vendor/Options	Rights acquired	Major properties	Land Area (hectares)	Paid to Date	Future cash commitments
Anglo American Chile Limitada & Empresa Minera Mantos Blancos S.A. (“Anglo American”)	Option for 100%	Amalia Caspiche (A) & (B) Llanos Oasis Anita Troya	120 1,520 600 420 200 120	Nil	- expenditure totaling US $2.55 m to Oct 10, 2014 - 3.0% NSR

During the third quarter, all hard copy data received from Anglo American were digitized in preparation for field work scheduled to commence in November. Conditions in the area have precluded earlier entry to commence logistic preparation and resurrection of the field base camp. Satellite (Aster) imagery for the area has been secured.

RESULTS FROM OPERATIONS

The Company began the quarter with 17,795,179 shares outstanding and ended the quarter with 20,329,429 shares outstanding. During the quarter, the Company exercised its option to acquire the final 50% of Cognito Limited, which is now a wholly owned subsidiary, and issued 2,500,000 common shares, at a deemed price of $1.00 per share, and 34,250 shares pursuant to the exercise of options at a price of $.90 per share, for a total consideration of $30,825.

	Options Exercised	Subsidiary Acquisition	Totals
Shares Issued	34,250	2,500,000	2,534,250
Net Proceeds/Deemed Value	$ 30,825	$ 2,500,000	$ 2,530,825

SUMMARY OF FINANCIAL RESULTS

Selected Information

The Company’s interim consolidated financial statements (the “Interim Financial Statements”) for the three and nine month periods ended September 30, 2005 were prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Interim Financial Statements and from the Company’s audited consolidated financial statements for the year ended December 31, 2004, and should be read in conjunction with those statements.

Year to date ending September 30, 2005

The Company’s exploration program in Argentina continued with $986,683 and $113,584 invested in the La Cabeza and CVSA properties, respectively. Expenditures on other projects were $65,796, for total exploration expenditures of $1,166,063 during the quarter. Since the beginning of the year, the Company has incurred $3,072,430 in mineral property exploration expenses.

The Company's loss from operations to September 30, 2005 is $759,148, which is $516,652 higher than the previous year. Stock based compensation costs account for $312,740 of this increase, while other significant increases were for legal, travel and promotion and property examination costs, reflecting the Company’s increased activity in the current year.

Third Quarter 2005 to Second Quarter 2005

The Company's quarterly loss from operations for the three months ended September 30, 2005 increased by approximately $96,000 from the second quarter 2005. The increase is attributable principally to an increase of $61,297 in stock based compensation costs, an increase of $50,223 in legal costs, an increase of $61,890 in property examination costs and was offset by a $73,873 reduction in investor relations costs. Investor relations costs declined due to the Company reducing activity on increasing investor awareness during the quarter; however, the Company expects to increase expenditures in the fourth quarter.

The overall increase in expenditures reflects the Company’s increasing level of corporate activity over its last three quarters. Significant expenditures during the quarter include $62,269 on investor relations and $44,805 on travel and promotion, as the Company continued to develop its investor base in Europe and North America; stock based compensation costs of $368,179, recognizing the vesting during the quarter of options granted as incentives to employees and consultants; property examination costs of $99,800 as the Company evaluated various properties; and legal and consulting expenditures of $65,304 and $58,777, respectively, reflecting the Company’s increased level of activity in the quarter

$ 000s
Third Quarter Ended September 30	2005	2004	2003
Interest Income	$ (8)	$ (13)	$ (1)
Foreign exchange losses/(gains)	$ (2)	$ 7	$ 3
Loss	$ 759	$ 242	$ 45
Basic and diluted loss/common share in dollars/share	$ (0.04)	$ (0.02)	$ (0.01)

As at	30 Sept 2005	30 June 2005	31 Mar 2005
Working Capital	$ 786	$ 2,234	$ 1,493
Total Assets	$ 10,828	$ 8,372	$ 6,600
Total Liabilities	$ 683	$ 367	$ 301
Share Capital	$ 19,039	$ 16,495	$ 14,294
Deficit	$ (9,948)	$ (9,189)	$ (8,525)

Third Quarter 2005 and Third Quarter 2004

The Company's loss from operations in the third quarter of 2005 was approximately $517,000 higher than in the third quarter of 2004. Significant changes in expenditures are as follows: consulting and legal costs increased by $25,600 and $50,600, respectively, reflecting the increased levels of corporate activity; travel and promotion costs increased by $51,500, as the Company continued to develop its investor base in Europe and North America; property examination costs increased by $69,200, as the Company continued to evaluate new projects in Argentina, and, more recently, in Chile; and stock based compensation increased by $312,740, due to increases in the number of stock options, and the value attributable to options, granted and vesting during the quarter.

Comparison to Prior Quarterly Periods

Summary of Quarterly Results
$ 000s
	2005			2004				2003
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Total revenues- Interest	$ 8	$ 14	$ 8	$ 10	$ 13	$ 13	$ 12	$ 1
Net loss from operations	$ 759	$ 663	$ 314	$ 416	$ 242	$ 231	$ 382	$ 257
Deferred Exploration costs	$ 1,066	$ 976	$ 867	$ 670	$ 675	$ 668	$ 390	$ 171
Property examination costs	$ 100	$ 38	$ 25	$ 2	$ 31	$ (8)	$ 35	$ 50
Stock-based compensation	$ 368	$ 307	$ 52	$ 51	$ 55	$ 69	$ 93	$ 96
Basic & diluted loss/share in dollars/share	$ 0.04	$0.04	$0.02	$0.03	$0.02	$0.02	$0.03	$0.05

Liquidity and Capital Resources

The Company’s cash and cash equivalents at September 30, 2005 totaled $1,374,614, compared to $2,524,027 at June 30, 2005, and $1,670,846 at March 31, 2005. The Company continues to use its cash resources to fund project exploration and its administration. The Company has no material liquid assets, other than its cash and cash equivalents and no significant income. Accordingly, the Company's continued operations depend upon its ability to replenish its capital by fundraising.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The Company will be required to raise new financing to pay for the exploration of existing and future projects, the exercise of options on existing projects, or the acquisition new projects.

Contractual obligations

The Company leases offices in Vancouver and Argentina and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time, if exploration results so warrant. Commitments are summarized in the tables below.

Payments Due by Period $ 000s
Cash Payments	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Office leases	$ 209	$ 37	$ 86	$ 86	Nil
Cognito-La Cabeza	$ 576	$ 42	$ 114	$ 120	$ 300
MRP Properties	$ 415	$ -	$ 45	$ 70	$ 300
Total	$1,200	$ 91	$ 159	$ 190	$ 600

Expenditures Due by Period $ 000s
Property Expenditures	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
CVSA	$3,300	$ 300	$1,200	$1,800	Nil
Rio Tinto	$ 60	Nil	$ 60	Nil	Nil
Total	$3,360	$ 300	$1,260	$1,800	Nil

Subsequent to September 30, 2005, the Company entered into an agreement with Anglo American over seven gold projects in Chile. Pursuant to its agreement with Anglo American, the Company will incur expenditures totaling US $2,550,000 over five years. Except for the first year commitment of US $250,000, all expenditure commitments are dependent on results of exploration.

RELATED PARTY TRANSACTIONS

In the third quarter 2005, the Company accrued expenses or made payments to directors or officers, or to companies controlled by them, for management consulting services, exploration services and legal fees in the amount of $ 185,820 (2004 – $85,818).

RISKS

The exploration for, and development of, mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company does not produce minerals, at present. All of the Company’s properties are in the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its properties in Patagonia and Chile is difficult during the winter months of June to October.

The mineral exploration operations of the Company are subject to regulation of government agencies at the federal, state and local levels, and, consequently, the Company requires various approvals to conduct its operations. The Company expects that it will be able to obtain the necessary permits to conduct its operations; however there is no certainty that it will be able to do so.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors associated with the Company’s operations are more fully described in the Company’s Registration Statement on Form 20-F, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

OUTLOOK

In the fourth quarter of 2005, Exeter will continue to advance the La Cabeza gold project towards a decision to proceed to a full feasibility study. Drilling will continue at La Cabeza in order to better define and raise the confidence level of the known resources. In addition, drilling of extensions to existing resources, and of targets that represent possible new discoveries on the property, will also continue, with a view to significantly expanding the known gold resources.

In Patagonia, the Company's exploration focus will continue to be on the CVSA property portfolio, and, specifically, the Cerro Puntudo and Cerro Moro projects. The Company will continue to reduce the size of the CVSA property package in order to maintain its focus on “company maker” opportunities.

The agreement with Rio Tinto represents an opportunity to extend Exeter’s experience across the Argentine border, into areas of similar geology and potential in southern Chile. In addition the agreement with Anglo American, announced subsequent to September 30, provides the Company with access to seven projects in the prospective Maricunga region of Chile. Like the agreement with CVSA in Argentina, these agreements, with major international mining companies, provide Exeter with a strategic opportunity to lower its discovery costs and leverage to fullest advantage its existing presence and expertise in the region.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it will likely be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

Mineral Properties and Deferred Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of, either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Stock Based Compensation

The Company has adopted an incentive stock option plan, which is described in Note 3 of the Interim Financial Statements. All stock-based awards are measured and recognized using the fair-value method. Awards that the Company has the ability to settle with stock are recorded as equity; whereas awards that the Company is required to settle, or has the practice of settling, in cash are recorded as liabilities.

Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i)	monetary items - at the rate of exchange prevailing as at the consolidated balance sheet date;
ii)	non-monetary items - at the historical rate of exchange; and
iii)	deferred exploration and administration costs - at the average during the period in which the transaction occurred.

Gains and losses arising on currency translation are included in the Consolidated Statements of Operations and Deficit contained in the Interim Financial Statements.

Asset Retirement Obligations

The Company has adopted the CICA’s new Handbook Section 3110 “asset retirement obligations”, which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

The Company’s other accounting policies are discussed in detail in its audited consolidated financial statements for the year ended December 31, 2004; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property valuations - management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii)

contingent liabilities – management evaluates any claims against the Company and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the three month period ended September 30, 2005.

Management’s Responsibility and Oversight

The disclosures and information contained in this report have been prepared by the management of the Company. Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Registration Statement on Form 20-F, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Exeter Resource Corporation, (the “Issuer”) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 28, 2005

“Bryce Roxburgh”

Bryce Roxburgh

Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Exeter Resource Corporation, (the “Issuer”) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: November 28, 2005

“Cecil Bond”

Cecil Bond

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date November 29, 2005

By:
/s/ Susan E. McLeod

Susan E. McLeod

Secretary